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[IRIS LOGO]

INTERNATIONAL REMOTE IMAGING SYSTEMS

                                                    Dr. F. H. Deindoerfer
                                                    Chairman of the Board
                                                            and President


October 13, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:   International Remote Imaging Systems, Inc.
      Registration Statement on Form S-1 (No. 333-13005)


Ladies and Gentlemen:

On September 30, 1996, International Remote Imaging Systems, Inc. (the "Registrant) filed a registration statement on Form S-1 (File No. 333-13005) (the "Registration Statement") for a public offering (the "Offering") of 3,000,000 shares of its common stock, $.01 par value per share. As described in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Quarterly Report"), the Registrant has elected not to pursue the Offering at this time. (See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" of the Quarterly Report).

Accordingly, the Registrant hereby applies for withdrawal of the Registration Statement in accordance with Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions regarding this application for withdrawal, please contact Daniel G. Christopher, Esq. at (310) 234-6922.


Sincerely,


/s/ F. H. Deindoerfer

/ct

cc:  American Stock Exchange